UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44047T109

(CUSIP Number)

Robert Yin

Sutter Hill Ventures

755 Page Mill Rd., Suite #A-200

Palo Alto, CA 94304

650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,555,460*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,555,460*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,555,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) PN

* See Note 1 on Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,783*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 145,783*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,701,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) IN

* See Note 3 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 217,702*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 217,702*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,773,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) IN

* See Note 4 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 254,275*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 254,275*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 454,175*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 454,175*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,635

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,675*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 44,675*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,135

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,789*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 67,789*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,249

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

* See Note 8 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 136,597*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 136,597*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) IN

* See Note 9 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,655*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 28,655*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,584,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 10 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,441*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 6,441*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,901

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 11 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,400*

	8.	Shared Voting Power 2,555,460**

	9.	Sole Dispositive Power 4,400*

	10.	Shared Dispositive Power 2,555,460**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,559,860

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) IN

* See Note 12 on Appendix 1.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership.  See Appendix 1.

Introductory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Horizon Pharma, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2012 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On September 25, 2012, the Reporting Persons purchased an aggregate of 845,190 units (the “September 2012 Units”) of the Issuer in a public offering, with each unit consisting of one share of the Issuer’s common stock and one warrant (a “September 2012 Warrant”) to purchase an additional 0.5 shares of the Issuer’s common stock.  As a result, the Reporting Persons acquired, in the aggregate, 845,190 shares of common stock and warrants to purchase an additional 422,595 shares of common stock.  The public offering price of the September 2012 Units was $3.50 per unit and the aggregate purchase price of all September 2012 Units acquired by the Reporting Persons was approximately $3.0 million.  The source of funds used by Sutter Hill to acquire such securities was contributions from its partners.  The source of funds used by the other Reporting Persons to acquire such securities was their personal finances.  The shares of common stock and 2012 September Warrants purchased on September 25, 2012, by Reporting Person, are set forth below:

Reporting Person	Shares of Common Stock Purchased	Shares Underlying September 2012 Warrants Purchased
Sutter Hill	546,200	273,100
David L. Anderson	31,140	15,570
G. Leonard Baker, Jr.	46,498	23,249
William H. Younger, Jr.	57,560	28,780
Tench Coxe	101,060	50,530
James C. Gaither	10,700	5,350
James N. White	14,450	7,225
Jeffrey W. Bird	29,156	14,578
David E. Sweet	6,120	3,060
Andrew T. Sheehan	1,370	685
Michael L. Speiser	936	468

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

The Common Stock and September 2012 Warrants beneficially owned by the Reporting Persons were acquired and are held for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) The responses to Nos. 7 — 13 of the several cover pages of the Schedule are incorporated herein by reference. Additionally, the information included in Appendix 1 hereto is also incorporated herein by reference.

(c) The information set forth in Item 3 is incorporated herein by reference.

(d) The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The Reporting Persons collectively beneficially own September 2012 Warrants to purchase an aggregate of 422,595 shares of Common Stock at a purchase price of $4.57 per share.  The September 2012 Warrants expire on September 25, 2017 and are exercisable at any time prior to expiration. However, under the terms of the September 2012 Warrants, no Reporting Person may exercise any portion of the September 2012 Warrants if he or it (together with his or its affiliates) would beneficially own in excess of 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, each Reporting Person may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice to the Issuer. The foregoing description is qualified in its entirety by reference to the full text of the Warrants, the form of which is filed as Exhibit C hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

A. Powers of Attorney dated July 25, 2012 (previously filed).

B. Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on March 1, 2012).

C. Form of September 2012 Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on September 20, 2012).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2012	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

APPENDIX 1 TO SCHEDULE 13D — HORIZON PHARMA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	2,555,460	Note 1			4.2%

David L. Anderson	145,783	Note 3			0.2%
			2,701,243	Note 2	4.5%

G. Leonard Baker, Jr.	217,702	Note 4			0.4%
			2,773,162	Note 2	4.6%

William H. Younger, Jr.	254,275	Note 5			0.4%
			2,809,735	Note 2	4.7%

Tench Coxe	454,175	Note 6			0.8%
			3,009,635	Note 2	4.99%

James C. Gaither	44,675	Note 7			0.1%
			2,600,135	Note 2	4.3%

James N. White	67,789	Note 8			0.1%
			2,623,249	Note 2	4.4%

Jeffrey W. Bird	136,597	Note 9			0.2%
			2,692,057	Note 2	4.5%

David E. Sweet	28,655	Note 10			0.0%
			2,584,115	Note 2	4.3%

Andrew T. Sheehan	6,441	Note 11			0.0%
			2,561,901	Note 2	4.3%

Michael L. Speiser	4,400	Note 12			0.0%
			2,559,860	Note 2	4.2%

All warrants mentioned below are exercisable within 60 days after 9/25/12.

Note 1:  Includes 458,902 shares of common stock issuable upon exercise of warrants.

Note 2: Includes individual shares (and shares of common stock issuable upon exercise of warrants) plus all shares (and shares of common stock issuable upon exercise of warrants) held by Sutter Hill Ventures, A California Limited Partnership of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 3:  Comprised of 49,679 shares (including 8,390 shares of common stock issuable upon exercise of warrants) held in The Anderson Living Trust of which the reporting person is the trustee, 78,604 shares (including 14,362 shares of common stock issuable upon exercise of warrants) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 17,500 shares (including 3,500 shares of common stock issuable upon exercise of a warrant) held by Starfish Holdings, LP of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Comprised of 53,342 shares (including 9,046 shares of common stock issuable upon exercise of warrants) held in The Baker Revocable Trust of which the reporting person is a trustee, 15,385 shares held by a Roth IRA for the benefit of the reporting person and 148,975 shares (including 30,178 shares of common stock issuable upon exercise of warrants) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 5: Comprised of 76,182 shares (including 16,748 shares of common stock issuable upon exercise of warrants) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 30,590 shares held by a retirement trust for the benefit of the reporting person and 147,503 shares (including 31,403 shares of common stock issuable upon exercise of  warrants) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6: Comprised of 247,740 shares (including 26,128 shares of common stock issuable upon exercise of warrants) held in The Coxe Revocable Trust of which the reporting person is a trustee, 194,276 shares (including 40,137 shares of common stock issuable upon exercise of warrants) held by a retirement trust for the benefit of the reporting person and 12,159 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Comprised of 874 shares held in the individual name, 22,747 shares (including 4,428 shares of common stock issuable upon exercise of warrants) held in The Gaither Revocable Trust of which the reporting person is the trustee and 21,054 shares (including 4,417 shares of common stock issuable upon exercise of warrants) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 32,313 shares (including 9,776 shares of common stock issuable upon exercise of warrants) held in The White Revocable Trust of which the reporting person is a trustee, 11,250 shares (including 2,250 shares of common stock issuable upon exercise of a warrant) held by a retirement trust for the benefit of the reporting person, 2,353 shares (including 294 shares of common stock issuable upon exercise of warrants) held by Sierra Trust of which the reporting person is the trustee and 21,873 shares held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s, the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 121,597 shares (including 21,685 shares of common stock issuable upon exercise of warrants) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 6,250 shares (including 1,250 shares of common stock issuable upon exercise of a warrant) held by a Roth IRA for the benefit of the reporting person and 8,750 shares (including 1,750 shares of common stock issuable upon exercise of a warrant) held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 4,982 shares (including 297 shares of common stock issuable upon exercise of warrants) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee, 14,629 shares (including 3,060 shares of common stock issuable upon exercise of a warrant) held by a retirement trust for the benefit of the reporting person and 9,044 shares (including 1,809 shares of common stock issuable upon exercise of a warrant) held by a Roth IRA for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 6,441 shares (including 1,179 shares of common stock issuable upon exercise of warrants) held in the Sheehan 2003 Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 3,016 shares (including 530 shares of common stock issuable upon exercise of warrants) held in the Speiser Trust Agreement of which the reporting person is a trustee and 1,384 shares (including 277 shares of common stock issuable upon exercise of a warrant) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.